Exhibit 23.1

American Appraisal China Limited 1506 Dah Sing Financial Centre 108 Gloucester Road/Wanchai/Hong Kong Tel +852 2511 5200 / Fax +852 2511 9626
Leading / Thinking / Performing

November 29, 2011

Sohu.com Inc.

Sohu.com Internet Plaza

No. 1 Park, Zhongguancun East Road, Haidian District

Beijing 100084

People’s Republic of China

Subject: WRITTEN CONSENT OF AMERICAN APPRAISAL CHINA LIMITED

We hereby consent to the references to our name and written opinion dated November 29, 2011 (the “Opinion”) addressed to the audit committee of the board of directors of Sohu.com Inc. (the “Company”) in the “Audit Committee and Board Approval of Related Party Transactions” section of the Company’s current report on Form 8-K (the “Form 8-K”) to be filed with the U.S. Securities and Exchange Commission. We also consent to the filing of this letter as an exhibit to the Form 8-K.

In reaching our Opinion, we relied on the accuracy and completeness of the financial statements, projections and other data provided to us by the Company and its representatives. We also relied on the matters set forth in a representation letter delivered by the Company with respect to the financial and other information provided to us in connection with the engagement. We did not audit or independently verify such financial statements, projections or other data and take no responsibility for the accuracy of such information. We take no responsibility for any decisions made or actions taken by the Company, its board or any shareholder with respect to the subject transaction, and make no recommendations with respect to such decisions or actions.

Yours faithfully,

AMERICAN APPRAISAL CHINA LIMITED